UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2016

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 7 HaEshel St.
Caesarea Industrial Park South 3088900, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein.

This Form 6-K of the registrant is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009 and 333-211237) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Press release issued by the registrant on May 18, 2016 reporting Mazor Robotics signs strategic commercial and investment agreements with Medtronic, a global leader in spine technologies and solutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)
By: /s/ Ori Hadomi Name: Ori Hadomi Title: Chief Executive Officer

Date: May 18, 2016